Thompson	ATLANTA		CINCINNATI		COLUMBUS		NEW YORK
Hine		BRUSSELS		CLEVELAND		DAYTON		WASHINGTON, D.C.

April 30, 2010

VIA EDGAR (Correspondence Filing)
Mr. Howie Hallick U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549
Re:	Lifetime Achievement Fund, Inc. (the “Registrant” or the “Fund”)
Post-Effective Amendment No. 12
File Nos. 333-95817; 811-09749

Dear Mr. Hallick:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 12 to the Registrant’s Registration Statement filed with respect to the Fund.  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	In the “Annual Fund Operating Expenses” table please complete the “Acquired Fund Fees and Expenses” and “Total Annual Fund Operating Expenses” line items, including the disclosure required by Items 3(d)(ii) and (iii).

Response:	The following disclosure has been added:

	Shareholder Fees (fees paid directly from your investment)
	Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	2.50%
	Redemption Fee (as a % of amount redeemed on shares held less than 90 days )	2.00%
	Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Management Fees	0.75%
	Distribution and/or Service (12b-1) Fees	0.25%
	Other Expenses
	Interest Expense and Cost of Borrowing	[0.59]%
	Other	[0.40]%
	Acquired Fund Fees and Expenses (1)	1.34[__]%
	Total Annual Fund Operating Expenses	3.33~~[__]~~%

(1)           The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial statements (or to the financial highlights in this Prospectus) because the financial statements include only the direct operating expenses incurred by the Fund.   The fee has been restated to reflect the fact that the Fund will no longer purchase Investment Funds that have a 12b-1 fee.

April 30, 2010

Comment 2:	In the “Principal Investment Risks” section, please delete the “Who Should Not Invest in the Fund” heading and the disclosure in the two bullet points following that heading.
Response:	The disclosure regarding “Who Should Invest in the Fund” and “Who Should Not Invest in the Fund” has been deleted.
Comment 3:	In the “Performance” section, please delete the following disclosure: “The information shown assumed reinvestment of dividends and distributions.”
Response:	The disclosure has been revised as requested.
Comment 4:	Please delete footnotes 1 and 2 following the “Average Annual Total Returns as of December 31, 2009” chart.
Response:	Footnotes 1 and 2 have been deleted as requested.
Comment 5:
In the “Purchase and Sale of Fund Shares” section, please delete the following disclosure.

“To purchase shares of the Fund, you should contact your broker-dealer or other financial intermediary, or to purchase shares directly with the Fund, you should call 1-888-339-4230. ”

“Exceptions to these minimums can be granted for investments made pursuant to special plans or if approved by the Fund’s distributor.”

Also, please delete the following disclosure from the second sentence of the first paragraph of this section.  You may relocate the sentence to the end of the paragraph.

“You may buy shares of the Fund each day the New York Stock Exchange (NYSE) is open.”

Response:
The first paragraph of the “Purchase and Sale of Fund Shares” section has been revised as follows:

“~~To purchase shares of the Fund, you should contact your broker-dealer or other financial intermediary, or to purchase shares directly with the Fund, you should call 1-888-339-4230.  You may buy shares of the Fund each day the New York Stock Exchange (NYSE) is open.~~  The minimum initial investment in the Fund is $10,000.  There is a $500 subsequent investment requirement.  The minimum initial investment for qualified retirement plans, including individual retirement accounts (“IRAs”), IRA rollover plans and Roth IRAs, is $5,000, and the minimum for subsequent investments is $500.  No minimum initial (or subsequent) investment is required for employer sponsored retirement plans (401(k) plans).  You may buy shares of the Fund each day the New York Stock Exchange (NYSE) is open.  ~~Exceptions to these minimums can be granted for investments made pursuant to special plans or if approved by the Fund’s distributor.~~”

April 30, 2010

Comment 6:
In the “Payments to Broker-Dealers and Other Financial Intermediaries” section, please either delete the following sentence or revise to address the fact that the sentence is repetitive of the disclosure in the first sentence of this section.  You may distinguish the fact that the adviser pays these fees.

Response:
The disclosure has been revised as follows to conform to Item 8:

“If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services~~.  Specifically, the adviser may pay additional compensation (at its own expense and not as an expense of the Fund) certain brokers, dealers or other financial intermediaries in connection with the sale or retention of Fund shares and/or shareholder servicing~~.  These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s website for more information.”

April 30, 2010

Comment 7:
In the “Additional Information about Principal Investment Strategies and Related Risks, Principal Investment Risks” section, the following risk disclosure appears: “Alternative Assets Risk,” “Emerging Markets Risk,” “Foreign Exposure Risk,” “Inverse Risk,” “Net Asset Value and Market Price Risk,” “Strategy Risk” and “Tracking Risk.”  If the Fund will make the types of investments with which these risks are associated as a part of the Fund’s principal investment strategy, please add the requisite disclosure to the “Fund Summary, Principal Investment Strategies” and “Additional Information about Principal Investment Strategies and Related Risks, Principal Investment Strategies” sections of the Prospectus.  If the Fund will not invest in the types of investments with which these risks are associated as a part of the Fund’s principal investment strategy, please delete the aforementioned risk disclosure from the “Principal Investment Risks” section.

Response:
The disclosure regarding “Foreign Exposure Risk” has been deleted as disclosure regarding this risk is already included in the “Principal Investment Strategies, Foreign Risk” section.  The disclosure regarding “Tracking Risk” has been deleted as this is not a principal risk of investing in the Fund.

The disclosure regarding “Emerging Markets Risk” has been deleted as a free-standing risk factor and integrated into the disclosure regarding “Foreign Risk.”

The disclosure regarding “Alternative Assets Risk,” “Inverse Risk,” Net Asset Value and Market Price Risk” and “Strategy Risk” will remain in the “Additional Information about Principal Investment Strategies and Related Risks, Principal Investment Strategies” section and has been added to the “Fund Summary, Principal Investment Risks” section and the following disclosure has been added to the principal strategies sections:

“The Fund may invest in inverse Investment Funds, which are designed to produce results opposite to market trends.  Inverse Investment Funds seek daily investment results, before fees and expenses, which correspond to the inverse (opposite) of the daily performance of a specific benchmark.  The Fund may also invest in alternative assets, which are selected to provide positive returns that are non-correlated to the equity market in general.  These may include Investment Funds linked to commodities, such as oil or gold, and securities focused on specific industries such as real estate, or focused on economic segments such as foreign currencies.”

Comment 8:
In the “Additional Information about Principal Investment Strategies and Related Risks, Principal Investment Risks” section, please revise the disclosure regarding “Inverse Risk” so that it is more clear and understandable.  In addition, please provide an explanation of the nature of the investments to which this risk relate.

April 30, 2010

Response:
As described in Response 7, the strategy description has been revised to explain Inverse Investment Funds.  In addition, the disclosure has been revised as follows:

“Inverse Risk. The Fund may engage in hedging or speculation activities by investing in inverse Investment Funds. Inverse Investment Funds may employ leverage, which magnifies the changes in the underlying stock index upon which they are based.  These investments are significantly different from the investment activities commonly associated with conservative stock and bond funds. Positions in inverse securities are speculative and can be more risky than "long" positions (purchases).”

Comment 9:
In the “Management, Investment Adviser” section, please revise the disclosure to indicate that the adviser has agreed to voluntarily waive its fees and/or reimburse the Fund’s operating expenses at least through May 1, 2011.

Response:
The disclosure has been revised as follows:

“However, the adviser has voluntarily agreed to waive its fees and/or reimburse the Fund’s operating expenses at least through May 1, 2011~~[December 31, 2010]~~, to the extent necessary to ensure that “Other Expenses” of the Fund do not exceed 0.50% of the Fund’s average daily net assets, excluding interest expense and cost of Fund borrowings.”

Comment 10:
In the “Transactions with Affiliates” section, please revise the following sentence to address the fact that matters related to best execution, processing the trade, obtaining share certificates and otherwise communicating with the Investment Funds’ custodians on the transfer of shares typically refers to purchases in securities directly and not underlying investment companies and not open-end funds in particular:

“The distributor’s responsibilities as such broker include obtaining the best price and execution, processing the trade, obtaining share certificates (if applicable) and otherwise communicating with the Investment Funds’ custodians on the transfers of shares.”

Response:	The following disclosure has been added immediately following the aforementioned sentence: “These responsibilities may be limited with respect to the purchases of open-end mutual funds.”

April 30, 2010

Comment 11:	In the “Transactions with Affiliates” section, please add disclosure addressing our conversations regarding the payment of 12b-1 fees to the adviser’s affiliated broker.
Response:
The following disclosure has been added to the “Transactions with Affiliates” section:

The staff of the Securities & Exchange Commission (“SEC”) recently informed the Fund that the payment of 12b-1 fees by the Investment Funds to Manarin Securities Corporation was improper, and contrary to a representation made to the SEC when the Fund registered in 2000.  Manarin Securities Corporation and the officers of the Fund are currently working to determine the amount of those payments and is discussing with the SEC staff a proper remedy, which will likely include disgorgement of the 12b-1 payments by Manarin Securities Corporation.  Shareholders will be notified when a course a action is finalized.

In addition, the Registrant notified us subsequent to receipt of your comments that it will make the following revisions to the Prospectus:

In the “Additional Information about Principal Investment Strategies and Related Risks, Principal Investment Strategies” section of the Prospectus:

The “Fund of Funds” Structure. The Fund seeks to achieve its objective by investing primarily in shares of other open-end investment companies and exchange-traded funds, which is generally referred to as the “fund of funds” structure. ~~The Fund invests generally in Investment Funds which have an investment objective of long-term capital appreciation through investing primarily in the common stock of U.S. and foreign companies.~~ Investment Funds may, but need not, have the same investment objectives, policies and limitations as the Fund. Investment Funds may include ETFs, a type of investment company that trades on an exchange like common stock. An ETF typically represents a fixed portfolio of securities designed to track the return of a specific domestic or foreign market segment or index.

In the “Non-Principal Investment Strategies, Cash or Similar Investments and Temporary Strategies” section of the Prospectus:

Cash or Similar Investments and Temporary Strategies. Under normal market conditions, ~~the Fund may invest~~ up to ~~10~~20% of ~~its~~the Fund’s ~~net~~ total assets may be in cash ~~and~~ (U.S. or foreign), or invested in cash equivalents, such as commercial paper, short-term notes and other money market instruments, including repurchase agreements, Investment Funds that are money market funds, U.S. Government Securities and Investment Funds that invest principally in U.S. Government Securities, and investment-grade debt securities. In addition, as described more fully below under "Temporary Investments," the Fund may invest up to 100% of its total assets in cash or such instruments as a temporary defensive position during adverse market, economic or political conditions and in other limited circumstances. To the extent the Fund engages in any temporary defensive strategies or maintains a substantial cash position, the Fund may not achieve its investment objective.

In the “Non-Principal Investment Strategies, Direct Investment in Common Stock” section of the Prospectus:

Direct Investment in Common Stock. In addition to investing in Investment Funds, the Fund may invest a portion of its assets directly in common stock, or other securities convertible into common stock or any other type of security that represents equity ownership, of a company. ~~Such investments will represent not more than 30% of the Fund’s total assets.~~

The Registrant has authorized us to acknowledge on its behalf that:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP